U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 3
                INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address    2. Date of Event Re-     5. Relationship of
   of Reporting Person    quiring Statement        Reporting
                              6/14/1999            Person to Issuer

John E. Fleener        3. IRS or Social Sec          Director    10% Owner
                          Number of Reporting
c/o Harrington 	          Person (Voluntary)       X Officer     Other
    Financial Group                                 Principal Accounting
    722 Main                                        and Financial
    Richmond IN 47374                               Officer

                        4.Issuer Name           6. If Amendment,
                          and Ticker               Date of Original
                          Harrington Financial     (Month/Day/Year)
                          Group, Inc. (HFGI)









       Table 1 - Non-Derivative Securities Beneficially Owned

1. Title of Security      2.Amt of        3.Ownership   4.Nature of
                          Securities        Form         Indirect
                          Beneficially      D or I       Beneficial
                          Owned                          Ownership


                             Not applicable




          Table II - Derivative Securitites Acquired, Disposed of, or
                   Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.Title of 2.Conver- 3.Trans- 4.Trans-   5.Number       6.Date
Derivative sion or     action   action   of Deriv-      exercis-
Security   Exercise    Date     Code     ative          able and
           Price of                      Securi-        Expira-
           Deri-       (Month/           ties           tion Date
           vative      Day/              Acquired       (Month/
           Security    Year)             (A) or         Day/Year)
                                         Disposed
                                         of(D)

                               Code  V  (A)    (D)      Date      Exp
                                                        Exer-     Date
                                                        cisable


Options    $10.00    6/14/99        A  2,000             *       6/14/09



7.Title and             8.Price    9.Number   10.Owner-
Amount of                of         of deriv-    ship
Underlyin                Deriv-     ative        Form of
Securities               ative      Secur-       Deriv-
                         Secur-     ities        ative
                         ity        Bene-        Secur-
                                    ficially     ity
                                    Owned        Direct
                                    at End       (D) or
                                    of Month     Indirect
                                                 (I)
Title         Amount

Common stock
$.125 par
value per
share	       2,000     $0         2,000         D



Explanation of Responses:


* Options vest at a rate of 20% per year from date of grant.








                            /S/John E. Fleener              8/4/99

                            Signature of Reporting Person         Date